Katherine T. Gates
Senior Vice President, General Counsel and Chief Compliance Officer

SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1911 Phone ktgates@suncoke.com

October 5, 2016

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Assistant Director

Re:	SunCoke Energy, Inc.

Registration Statement on Form S-3

Filed July 29, 2016

File No. 333-212785

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 18, 2016

File No. 1-35243

Dear Ms. Long:

This letter contains the responses of SunCoke Energy, Inc. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 22, 2016 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Securities and Exchange Commission

Attn: Pamela Long

October 5, 2016

Form 10-K for the Year Ended December 31, 2015

Financial Statements

Notes to the Financial Statements

Note 9. Income Taxes, page 94

1.	We note your response to comment 3 of our letter dated August 24, 2016. The investment in partnership deferred tax liability increased by only $5.1 million from $294.6 million at December 31, [2013] to $299.7 million at December 31, [2014]. It is not clear why the 2014 dropdowns of an additional 33% interest in the Haverhill and Middletown entities would not have had a more significant impact on this deferred tax liability amount even if it did not result in a change in tax structure. It would appear that the difference between the financial reporting basis and tax basis of the investment in partnership, which appears to be causing the recording of the deferred tax liability, would be greater as a result of the dropdowns of these additional interests. Please advise.

Response: The Registrant acknowledges the Staff’s Comment and notes that the $5.1 million increase in the “Investment in partnerships” deferred tax liability from December 31, 2013 to December 31, 2014 is not causally linked in any way to the 2014 contribution of an additional 33% equity interest in each of Haverhill Coke Company LLC (“Haverhill”) and Middletown Coke Company LLC (“Middletown”) to SunCoke Energy Partners, L.P (the “2014 Dropdown Transaction”). The $5.1 million increase is due primarily to tax depreciation in excess of book depreciation of the underlying assets of the partnership investments of the Registrant during the year ended December 31, 2014. For the reasons discussed in greater detail below, the 2014 Dropdown Transaction did not have a significant impact on the deferred tax liability amount due to certain reclassifications that occurred in connection with the January 24, 2013 initial public offering (“IPO”) of SunCoke Energy Partners, L.P. (“SXCP”).

Prior to SXCP’s IPO, Haverhill and Middletown were wholly owned subsidiaries of the Registrant and were included as consolidated subsidiaries on the Registrant’s corporate federal income tax return. The majority of the pre-IPO deferred tax liabilities related to Haverhill and Middletown were due to the temporary differences between the financial reporting basis and tax basis of property, plant and equipment of each entity.

In connection with SXCP’s IPO, the Registrant contributed to SXCP a 65% equity interest in each of Haverhill and Middletown (“2013 Dropdown Transaction”), which resulted in these entities becoming non-tax paying partnerships. In accordance with applicable accounting for income tax guidance, the change in tax status of these entities required the Registrant to reclassify 100% of the difference between the financial reporting basis and tax basis from being tracked by the individual assets of Haverhill and Middletown, reflected in “Property, plant and equipment, net” to “Investment in partnerships” in the newly created non-tax paying partnerships.

Please see Annex A, attached hereto, which shows the reduction to the “Property, plant and equipment, net” line, and the increase in the “Investment in partnerships” line for SXCP from December 31, 2012 to December 31, 2013. As a result of the complete elimination of the pre-IPO book/tax basis differences that occurred in connection with the 2013 Dropdown Transaction, no further amounts remained to be reclassified subsequent thereto and therefore the 2014 Dropdown Transaction resulted in no significant impact on the deferred tax liability amount.

Securities and Exchange Commission

Attn: Pamela Long

October 5, 2016

In submitting this response to the Comments contained in the Staff’s letter dated September 22, 2016, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s Comments or changes to disclosure in response to Staff’s Comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1911, or to John DiRocco, the Registrant’s Vice President, Assistant General Counsel and Corporate Secretary, at 630-824-1785.

Very truly yours,

SunCoke Energy, Inc.

/s/ Katherine T. Gates
Katherine T. Gates
Senior Vice President, General Counsel and Chief Compliance Officer

cc:	Fay West (SunCoke Energy, Inc.)

Gillian A. Hobson (Vinson & Elkins L.L.P.)

Securities and Exchange Commission

Attn: Pamela Long

October 5, 2016

ANNEX A

The tax effects of the temporary differences (i.e., between the financial reporting basis and tax basis) that comprise the net deferred income tax liability are as follows:

	December 31
	2013	2012
	(Dollars in millions)
Deferred tax assets:
Retirement benefit liabilities	$13.4	$18.2
Black lung benefit liabilities	12.5	13.4
Share-based compensation	5.0	—
Federal tax credit carryforward	19.3	8.4
State tax credit carryforward, net of federal income tax effects	8.6	7.5
State net operating loss carryforward, net of federal income tax effects	5.3	2.0
Other liabilities not yet deductible	10.9	12.3
Other	—	6.2

Total deferred tax assets	75.0	68.0
Less valuation allowance	(3.3)	(1.3)

Deferred tax asset, net	71.7	66.7
Deferred tax liabilities:
Properties, plants and equipment	(141.1)	(326.7)
Investment in partnerships	(294.6)	(98.9)

Total deferred tax liabilities	(435.7)	(425.6)

Net deferred tax liability	(364.0)	(358.9)